

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2025

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

> **Re: 707 Cayman Holdings Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 20, 2024**
> **File No. 333-281949**

Dear Elvis Cheung:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2024 letter.

Correspondence Filed December 20, 2024

Consolidated Financial Statements, page F-1

1.   Please note the updating requirements under Item 8.A.4 of Form 20-F.

General

2.   We note your response to prior comment 1. Specifically, we note that the "decision to allow the Resale Shareholders to include shares to be offered for resale" was, in part, "made in consideration of needing to meet the public float requirement of $15 million, as is required to be listed on Nasdaq." Please include a risk factor explaining that the

resale offering is in part occurring to help you meet listing standards, describe such standards, and address the potential impact it may have on your listing status moving forward. State that the resale offering could introduce risks such as increased market volatility or downward pressure on your stock price. Include additional detail regarding the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq.

3.   Please revise your disclosure to more accurately describe the apparent increase in the stockholders' holdings that occurred on October 9, 2024. For example, you currently describe the shareholders as having "subscribed" for additional shares "for cash at par"; however, your response letters indicate that you effectively engaged in a stock split "to maintain a certain percentage shareholding by shareholders after an offering in reflection of a valuation analysis" and "in consideration of needing to meet the public float requirement of $15 million, as is required to be listed on Nasdaq."

4.   In the resale prospectus, revise to include further detail regarding the manner in which Mr. Cheung and the Resale Shareholders found each other and came to discuss the potential investment opportunity.

        Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David L. Ficksman